Digital Diagnostics, Pty.
Level 1, 606 Sherwood Rd.
Sherwood, QLD 4075, Australia

TO: Phil Young,
Exactus, Inc.
4870 Sadler Rd. Suite 300
Glen Allen, VA 23060

November 21, 2017

NOTICE OF RESIGNATION

Dear Phil,
I wish to inform you that, effective immediately, I resign from the Board of Directors at Exactus, Inc. because of the deteriorating relationship between Exactus and Digital Diagnostics, Pty. over the non-payment of Upfront Payment Fees that are past due per the License Agreement from January 19th, 2016. This non-payment creates a conflict of interest for my responsibilities at the two companies, and going forward, I will focus my time and energy on doing what is best for the shareholders of Digital Diagnostics, Pty.

In addition, I have had serious concerns about the direction and management at Exactus, which I have expressed to you in the past, with respect to the use of funds, lack of progress on product development, and the regulatory process with the FDA. However, since the remaining Directors are the two major shareholders of Exactus, and they have close working relationship with yet another major shareholder, I trust that going forward shareholders are properly represented and protected, even without my participation on the Board, and that the remaining Directors will do what is in the best interest of the company going forward.

I hope Exactus is successful in promptly raising capital to develop Fibrilyzer and Matrilyzer and fulfill the life-saving potential of these innovative products. Notwithstanding my resignation as Director, I remain fully available to continue providing Exactus with my technical expertise, according to our consulting agreement from January 20th, 2016, and for as long as Exactus maintains the License on the technology, and is committed to its development.

Sincerely,

Dr. Krassen Dimitrov
President